Canabo Medical Cash Flow Positive for Fourth Quarter

Vancouver, British Columbia--(Newsfile Corp. - November 16, 2017) - Canabo Medical Inc. (TSXV: CMM) (OTCQB: CAMDF) ("Canabo" or the "Company") is pleased to report that management has determined the Company is cash flow positive for the fourth quarter ended October 31, 2017 and anticipates a continued positive outlook for the first quarter of fiscal 2018.

The 4th quarter caps off a strong year of patient growth with:

•	Canabo physicians seeing more than 3,900 new patients in the 4th quarter,
•	Canabo clinics handling over 9,800 new and recheck patients during the 4th quarter, a 95% increase over the same period last year,
•	Canabo operating clinics in 19 separate clinic locations across Canada,
•	More than 96% of new Canabo patients registering with our research partners,
•	More than 80 Physicians trained under Canabo proprietary training program for prescribing medical Cannabis and another 60 physicians waiting to join our team.

John Philpott, Canabo's CEO commented "We are pleased with the growth in Physician and patient numbers and the continued support from our cannabinoid research partners. We have worked hard to establish a national clinic foot print, educating physicians and patients on the use and potential benefits of medical cannabis."

About the Company

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 19 clinics across Canada, with additional locations planned to open in 2017. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.'s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo's actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company's ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo's business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact:

Mr. Garry Stewart
Telephone: +1-902-334-2257
Email: media@cmclinic.ca
www.canabocorp.com

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